Lion Group Holding Ltd.

Unit A-C, 33/F

Tower A, Billion Center

1 Wang Kwong Road

Kowloon Bay

Hong Kong

VIA EDGAR

May 11, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: David Lin

Re:	Lion Group Holding Ltd.
Registration Statement on Form F-1
Filed April 13, 2021
File No. 333-255202

Dear Mr. Lin:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on May 4, 2021 (the “Original SEC Correspondence Letter”), in which Lion Group Holding Ltd. requested the acceleration of the effectiveness of the above-captioned Registration Statements to 9:00 a.m. ET on May 6, 2021. We hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement. The Original SEC Correspondence Letter was inadvertently filed due to a clerical error. We wish to file a new request for acceleration of the effective date to rectify the clerical error specified above.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. ET on May 13, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Chunning Wang
Chunning Wang
Chief Executive Officer

cc:	Loeb & Loeb LLP